UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

2nd Floor, 3 Orchard Place

London, SW1H 0BF United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On May 21, 2026 Arqit Quantum Inc. (“Arqit”) Arqit reported its financial and operational results for the six months ended March 31, 2026. A copy of a press release Arqit issued in connection therewith entitled “Arqit Quantum Inc. Announces Financial Results for the First Half of Fiscal Year 2026,” is attached as Exhibit 99.1 hereto, Arqit’s unaudited condensed consolidated interim financial statements as of and for the six months ended March 31, 2026 are attached hereto as Exhibit 99.2 and management’s discussion and analysis of financial condition and results of operations for the six months ended March 31, 2026 is attached hereto as Exhibit 99.3.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in Exhibit 99.2 and Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215, 333-275960 and 333-284706) and Form F-3 (File Nos. 333-268786, 333-259982, 333-289939 and 333-292677), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Arqit Quantum Inc., dated May 21, 2026.
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of and for the Six Months Ended March 31, 2026.
99.3	Management’s Discussion and Analysis for the Six Months Ended March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: May 21, 2026